

2Q24
RESULTS

brf

SUMMARY











Sadia
PIZZA

São Paulo, August 14th, 2024 - BRF S.A. (B3: BRFS3; NYSE: BRFS) – "BRF" or "Company" releases its results for the 2nd quarter of 2024. The comments included here refer to results in Reais, in accordance with Brazilian corporate law and practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS), which comparisons are based on the same periods of 2023 and/or prior's years, as indicated.

QUARTERLY FINANCIAL INDICATORS

NET REVENUE
R$ **14,930**
Million R$
12,205 Million in 2Q23

GROSS PROFIT
R$ **3,930**
Million R$
1,486 Million in 2Q23

GROSS MARGIN
26.3%
12.2% in 2Q23

NET INCOME (LOSS)
R$ **1,094**
Million R$
(1,337) Million in 2Q23

ADJUSTED EBITDA
R$ **2,621**
Million R$
1,006 Million in 2Q23

ADJUSTED EBITDA MARGIN
17.6%
8.2% in 2Q23

FREE CASH FLOW
R$ **1,728**
Million R$
(695) Million in 2Q23

NET LEVERAGE
1.14x
3.75x in 2Q23

DEBT AVERAGE TERM
8.0
years
7.2 years no 2Q23

MARKET CAP
R$ **37.77**
US$ **7.00**
Billion
Base: 08/13/2024

STOCK PRICES
BRFS3 R$ **22.45**
BRFS US$ **4.16**
Base: 08/13/2024

ISSUED SHARES
1,682,473,246
23,925,871
ON Shares / Treasury Shares
Base: 06/30/2024

CONFERENCE CALL

08/15/2024 – Thursday - 9h00 US ET | 10h00 BRT

Access in: Click here

MESSAGE FROM THE CHAIRMAN

Dear employees, shareholders, partners and clients,

On completing two years heading BRF, this quarter I celebrate the consistent evolution of the company's results, which reflect improvements in operating performance and financial discipline. The historical EBITDA confirms the company's potential to generate value and make better use of its competitive advantages.

With a new strategic direction, BRF has incorporated a focus on efficiency into its management model. In addition, BRF has advanced in the exchange of best practices with Marfrig and in the search for commercial synergies and combined opportunities, which makes the companies stronger together. In a special year, marked by the 80th and 90th anniversaries of its main brands, Sadia and Perdigão, BRF is demonstrating that it has not only changed the fundamentals of its business, but that it is also more resilient to market challenges and ready to take opportunities as they arise.

I would like to thank the dedication of all the company's employees who continue to work hard in pursuit of exceptional performance, our shareholders for the daily renewal of their trust, and the integrated farmers, business partners and clients who continue to work alongside us to build strong brands and quality products for millions of consumers around the world.

Marcos Antonio Molina dos Santos
Chairman of the Board of Directors

"With a new strategic direction, **BRF has incorporated a focus on efficiency into its management model.** In addition, BRF has advanced in the exchange of best practices with Marfrig and in the search for commercial synergies and combined opportunities, **which makes the companies stronger together.** "

Marcos Molina
Chairman

MESSAGE FROM MANAGEMENT

Dear Mr./Madam,

With the team engaged and building an increasingly competitive company, BRF recorded the best second quarter in its history. Confirming the consistency of its transformation and efficiency journey, the company improved its profitability for the sixth consecutive quarter, with a margin of 17.6%, revenue growth of 22.3% compared to the same period in 2023 and EBITDA of R$2.6 billion. Net profit reached R$1.1 billion and free cash flow was R$1.7 billion, more than double the amount recorded in the first quarter of 2024 (R$844 million). The sequential operational improvements and the optimization of the capital structure also allowed us to record the lowest leverage in the last nine years (1.14x).

The continuous evolution of commercial execution, combined with an innovation strategy focused on profitability and investments in our brands, allowed the company to deliver strong volume growth in all the categories in which it operates in Brazil, especially processed foods. We reported EBITDA of R$1.1 billion, with a margin of 15.7%. We achieved another sequential increase in the margins of the regular portfolio and maintained a healthy level of profitability in the domestic market.

The success of our strategy of maximizing our assets and capturing the best opportunities was also repeated in the International segment, in which we achieved an EBITDA of R$1.5 billion, with an expressive margin of 21%. This result was driven by the recovery of prices in various sales destinations and access to new markets. This quarter, we made progress in diversifying our platform, gaining 32 new export authorizations, which contributed to an increase in the volume exported and to boosting revenue. Throughout the first half of the year, we have already added 57 new authorizations, with the highlight being the development of important markets such as the United Kingdom, the United States and Southeast Asian countries.

The positive performance in all markets reflects the continuity of our efficiency journey. BRF+ 2.0 continues to show sequential improvement in indicators and consolidated R$ 374 million captured in the quarter, bringing the total to R$ 812 million for the year. The attitudes of simplicity, agility and efficiency that guide the program have been incorporated into the company's daily routine and have become part of our culture.

Our focus on consistent results is also reflected in our sustainability agenda (EESG), which continues to make important progress and receive important recognition. BRF achieved the 1st place in the Protein segment of the Merco Responsibility ESG Ranking and was in the top 5 in the Food sector. I would also highlight the BRF Institute's matchfunding campaign in support of the victims of the floods in Rio Grande do Sul, in which BRF and Marfrig together raised more than R$6 million. We act responsibly and closely with hundreds of volunteers and continue to prioritize support for employees and local communities - essential actions that help rebuild the state.

The progress we have made so far has been based on the consolidation of a high-performance culture, with the right people in the right positions. All the achievements of this quarter have one important factor in common: the dedication and commitment of each and every one of our employees. We are grateful for the commitment and continuous work of our almost 100,000 staff, the support of our chairman Marcos Molina, the Board of Directors and our shareholders, as well as the permanent partnership of our integrated farmers, clients, suppliers and the communities where we operate.

Miguel Gularte
CEO

OPERATIONAL AND FINANCIAL PERFORMANCE

Highlights (Million R$)	2Q24	2Q23	Chg. % y/y	1Q24	Chg. % q/q
Volume (Thousand Tons)	1,244	1,180	5.4%	1,153	7.8%
Net Revenues	**14,930**	**12,205**	**22.3%**	**13,378**	**11.6%**
Average Price (R$/kg)	12.00	10.34	16.0%	11.60	3.5%
COGS	(11,000)	(10,719)	2.6%	(10,153)	8.3%
COGS/Kg	(8.84)	(9.09)	(2.7%)	(8.80)	0.5%
Gross Profit	**3,930**	**1,486**	**164.5%**	**3,224**	**21.9%**
Gross Margin (%)	26.3%	12.2%	14.2 p.p.	24.1%	2.2 p.p.
Net (Loss) Income	**1,094**	**(1,337)**	**(181.8%)**	**594**	**84.3%**
Net Margin (%)	7.3%	(11.0%)	18.3 p.p.	4.4%	2.9 p.p.
Adjusted EBITDA	**2,621**	**1,006**	**160.4%**	**2,117**	**23.8%**
EBITDA Adjusted Margin (%)	17.6%	8.2%	9.3 p.p.	15.8%	1.7 p.p.
EBITDA	**2,569**	**419**	**512.9%**	**2,100**	**22.4%**
EBITDA Margin (%)	17.2%	3.4%	13.8 p.p.	15.7%	1.5 p.p.
Cash Generation (Consumption)	**1,728**	**(694)**	**(349.0%)**	**844**	104.9%
Net Debt	8,932	15,268	(41.5%)	9,016	(0.9%)
Leverage (Net Debt/Adj.EBITDA LTM)	**1.14x**	**3.75x**	**(69.6%)**	**1.45x**	**(21.3%)**

The consolidated result for 2Q24 was impacted by hyperinflation in Turkey, which is highlighted below:

Highlights (Million R$)	Consolidated Results 2Q24	Turkey Hyperinflation	Consolidated Managerial Results 2Q24	Chg. %
Volume (Thousand Tons)	1,244	-	1,244	-
Net Revenues	**14,930**	**(258)**	**14,672**	**(1.7%)**
Average Price (R$/kg)	12.00	-	11.80	(1.7%)
COGS	(11,000)	201	(10,799)	(1.8%)
COGS/Kg	(8.84)	-	(8.68)	(1.8%)
Gross Profit	**3,930**	**(57)**	**3,873**	**(1.5%)**
Gross Margin (%)	26.3%	-	26.4%	0.1 p.p.
EBITDA	**2,569**	**(66)**	**2,504**	**(2.5%)**
EBITDA Margin (%)	17.2%	-	17.1%	(0.1) p.p.
Adjusted EBITDA	**2,621**	-	**2,621**	**(0.0%)**
EBITDA Adjusted Margin (%)	17.6%	-	17.9%	0.3 p.p.
Net (Loss) Income Total Consolidated	**1,094**	**(4)**	**1,090**	**(0.4%)**
Net Margin - Total Consolidated (%)	7.3%	-	7.4%	0.1 p.p.

Below we will present the results by business segment from a managerial perspective, i.e. eliminating the accounting effects of hyperinflation in Turkey in all periods and the debt designated as hedge accounting in 2Q23.

Due to the climatic events that occurred in Rio Grande do Sul during the second quarter, the company incurred losses and additional expenses totaling R$113 million to maintain its operations, which was excluded from the adjusted EBITDA for the quarter to make it easier to understand the recurring results for the period. As this was an extraordinary event and was not directly related to the markets, this amount was allocated in the Corporate segment. Further details on this impact are described on page 20 of this Management Report and in Note 1.2 to the Interim Financial Statements.



BRAZIL SEGMENT

BRAZIL SEGMENT

Brazil Segment (Million R$)	2Q24	2Q23	Chg. % y/y	1Q24	Chg. % q/q
Net Operating Revenues	**6,872**	**6,495**	**5.8%**	**6,162**	**11.5%**
Average price (R$/kg)	11.81	12.09	(2.3%)	11.91	(0.9%)
COGS	(4,990)	(5,222)	(4.4%)	(4,575)	9.1%
COGS/kg	(8.57)	(9.72)	(11.8%)	(8.85)	(3.1%)
Gross Profit	**1,882**	**1,273**	**47.9%**	**1,587**	**18.6%**
Gross Margin (%)	27.4%	19.6%	7.8 p.p.	25.8%	1.6 p.p.
Adjusted EBITDA	**1,076**	**627**	**71.6%**	**931**	**15.5%**
Adjusted EBITDA Margin (%)	15.7%	9.6%	6.0 p.p.	15.1%	0.6 p.p.

In 2Q24, we achieved an adjusted EBITDA of R$1,076 million with a margin of 15.7% in the domestic market, an increase of 6.0 p.p. y/y. We highlight the increase in sales volume in all the categories in which we operate, with the highest growth concentrated in processed food products. Revenues were boosted by ongoing investments in our brands and the continued evolution of our commercial execution, which this quarter enabled us to reach 10,400 new points of sale, totaling 302,000 customers, representing an increase of 3.6% q/q, while at the same time growing the items sold per client by 3.2% q/q. We also made progress in indicators such as share of shelf space and availability of products in store.

In the quarter, our COGS/kg also fell by 11.8% y/y and 3.1% q/q, mainly due to the fall in the cost of consumption of grains and oils and the mix of products sold, which impacted not only costs but also sales prices.

In addition, we highlight the promotional campaign for the 80th anniversary of the Sadia brand and the launch of new products in line with the needs of the consumer market, such as Sadia sliced Mignoneto, a product in the cold cuts category made 100% from pork tenderloin, and Xtreme Sadia cheddar flavor, a new product in the breaded category.

In June, we reached one of the lowest discount levels per FIFO in BRF's history, continuing the strategy of greater assertiveness and integration between demand, production and sales planning.

In Brazil, we noticed a more favorable scenario for food consumption during the second quarter as a reflection of the high occupation of the labor market, with the unemployment rate reaching 6.9%[1] in the quarter and growth of 5.8%[2] y/y in average disposable income. These factors contribute to boosting sales of our product portfolio in the domestic market, mainly processed products.

1 - Source: Brazilian Institute of Geography and Statistics (IBGE) - unemployment rate for the moving quarter ending in June
2 - Source: Brazilian Institute of Geography and Statistics (IBGE) - Average Habitual Income - R$ 3,214 in the moving quarter ended June/24 versus R$ 3,037 in the moving quarter ended June/23

BRAND HIGHLIGHTS

The second quarter was a period marked by significant achievements and memorable celebrations such as the commemoration of Sadia's 80th anniversary. We held a series of events and campaigns that not only celebrated our history, but also strengthened our relationship with our consumers, clients, employees and partners.

Among the actions highlighted, we promoted partnerships with Hellmann's, Pizza Prime and Guaraná; we sponsored the NBA and the NBA House for the fourth time in a row, an activation that brought together thousands of basketball fanatics who were able to interact with Lektrek, take part in a special "40,000 Sadia points" action and taste our products, especially breaded products, pizzas and Mac'n cheese. In addition, we launched four new products and intensified our presence in Brazilian homes with a campaign that recalls important milestones in our history and promoted the biggest promotional campaign in our history.

The Sadia 80th anniversary promotional campaign was a success, and the figures confirm the results: there were more than 6 million hits on the promotional website, more than 120 million people reached by our media, more than 26,000 stores were listed for coupons and more than 1.2 million products were registered. The activation was also innovative, pioneering the use of a QR code on the packaging to link to the website, making it one of the campaign's biggest channels for converting registrations.

These initiatives not only reinforced the value of our brands, but also boosted BRF's total volume result in Brazil, which had the best second quarter in terms of volume in recent years.

For the Perdigão brand, the most present and most chosen by Brazilian households[3], we reinforced our positioning of "eating together", finalized the Mortadela campaign and strengthened our leadership with the sponsorship of the Copa Nordeste, in a complete campaign, including relationship activations during the matches in the stadiums. Also in the region that is responsible for more than 25% of Perdigão's product consumption, we activated the sponsorship of São João Festival in Caruaru, which is one of the main June festivals in the country. We are also reinforcing our presence at feijoada and barbecue events.

This year, the São João festival in Caruaru also featured Deline, which also sponsored the Arcoverde festival, typical festivals such as the *Circuito de Comidas Gigantes*, the *Deline Kombi* and the *Casa Deline*, a space with brand activations and interactions with visitors. During the period, the brand launched two exclusive campaigns, the São João campaign, which featured new commemorative packaging across the entire portfolio, and the Deline Milho campaign, highlighting the brand's most recent launch.

In addition, we returned with the "Com Qualy é outra Qualydade" campaign, reinforcing the focus on culinary use and the sustainability differential that only Qualy has (the first and only margarine brand to recycle 100% of the jars sold), and with the Claybom campaign, which highlights the new recipe with milk cream and the presence of all the little Nhac girls on the packaging (Clay, Yala, Bya, Bo and Moa), bringing diversity and inclusion, as well as entrepreneurship and female representation.

3 – Source: Kantar



INTERNATIONAL
SEGMENT

INTERNATIONAL SEGMENT

International Segment (Million R$)	2Q24	2Q23	Chg. % y/y	1Q24	Chg. % q/q
Net Operating Revenues	**7,073**	**6,058**	**16.8%**	**6,484**	**9.1%**
Average price (R$/kg)	12.71	11.51	10.4%	12.13	4.8%
COGS	(5,140)	(5,391)	(4.7%)	(4,987)	3.1%
COGS/kg	(9.24)	(10.24)	(9.8%)	(9.33)	(1.0%)
Gross Profit	**1,933**	**667**	**189.8%**	**1,497**	**29.1%**
Gross Margin (%)	27.3%	11.0%	16.3 p.p.	23.1%	4.2 p.p.
Adjusted EBITDA	**1,486**	**241**	**516.2%**	**1,096**	**35.6%**
Adjusted EBITDA Margin (%)	21.0%	4.0%	17.0 p.p.	16.9%	4.1 p.p.

In the second quarter of 2024, we reached an adjusted EBITDA of R$1,486 million, with a margin of 21.0%, an increase of 17.0 p.p. y/y and 4.1 p.p. q/q. The evolution of profitability continues to be driven by the recovery of prices in various sales destinations and the significant increase in new export authorizations, allowing us to capture the best market opportunities and maximize sales prices. We obtained 32 new authorizations during the 2nd quarter of 2024, making a total of 57 new authorizations in the six-month period. The devaluation of the real against the dollar in the quarter (average ptax in 1Q24 of R$4.95 versus R$5.21 in 2Q24[4]) also contributed to the profitability of the international segment, boosting prices in reais. Selling costs fell in line with the reduction in grain consumption costs, despite the exchange rate impact affecting the international inventories.

In the Halal market, we highlight the growth in the volume of processed food products, which contributed to maximizing occupancy at our units in Damman, Saudi Arabia, and Kezad, United Arab Emirates. In the quarter, we achieved a 38.4% market share in the GCC countries, an increase of 1.20 p.p. q/q[5]. In Turkey, we posted volume growth of 6.1% y/y and 7.3% q/q, driven by the expansion of production of value-added products at our Bandirma unit, which enabled Banvit to consolidate its market leadership position in processed food products, reaching a market share of 27.2%[6]. The seasonal effects of the "Barbecue Season", where culturally barbecues and outdoor events take place more frequently, also favored sales on the Turkish market during the period.

In Asia, we highlight the expansion of our presence in Southeast Asian countries as a result of the new authorizations to export that we gained during the year. In China, because of the adjustment of local supply, we observed an evolution in the price of pork protein over the quarter.

In the Americas, we increased the share of processed food in our sales, especially breaded products and margarines in Chile, where we achieved 50,9% and 32,4% market share[7], respectively. We also expanded the volumes exported to the European market, as a result of the new authorizations to export that we obtained for the United Kingdom.

In the quarter, BRF was responsible for 26% of Brazilian chicken exports and 19% of pork exports[8].

4 - Source: Central Bank of Brazil - Average Ptax for the periods reported
5 - Source: Nielsen – 2Q24
6 - Source: Nielsen - 2Q24 - Processed food market share
7 - Source: Nielsen – 2Q24 - market share volume
8 - Source: SECEX 2Q24 and BRF internal data

BRAND HIGHLIGHTS

In the GCC countries, in the second quarter, BRF took part in the Saudi Food Show, the largest food and beverage event in Saudi Arabia. At the exhibition, BRF presented its latest innovations, in particular the breaded products produced locally at the Damman plant. The event also served to reinforce BRF's legacy, leadership and local presence in the region.

In the stores, we celebrated Sadia's 80th anniversary by implementing various activations that highlighted the brand's rich heritage. The point-of-sale displays were designed to stimulate purchases by presenting the main value-added product segments.

At Banvit (Turkey), we have completed a comprehensive redesign of our packaging, with the aim of increasing visibility on the shelves. To do this, we used our colors more prominently and added QR codes that direct to links on our website with the aim of engaging the consumer through the recipes suggested for preparation.

We further increased the brand's visibility by organizing tasting events at universities, reaching around 5,000 people in 8 activities in 4 cities. We also continued our sponsorship of the Bandırma Kuşcenneti International Culture and Tourism Festival.

For the other regions, we highlight the main actions of the second quarter below:

- We launched 31 new SKUs, including the pork portfolio for the USA;

- We have increased our participation in trade fairs, getting closer to customers and expanding markets. We attended Sial Shanghai, Asia's largest food fair, and FHA Singapore.

- In the Chilean market, Sadia launched its new positioning "*Tu día pide Sadia*", achieving significant results, reflecting the success of its strategy to expand the brand's presence in more consumer occasions. The campaign showed continuous growth, reinforcing the presence and acceptance of the brand by the Chilean public. We were present on the main TV channels, impacting more than 3 million people, as well as "Out of Home" (OOH) media in the city's busiest spots and a robust digital strategy, with more than 60 million impressions. These communication efforts led to an improvement in market share indicators, with Sadia growing in all categories compared to the last calendar year and in the accumulated year up to June (YTD).




Banvit
Banvit'se tamam!



OTHER
SEGMENTS

OTHER SEGMENTS

Other Segments (Million R$)	2Q24	2Q23	Chg. % y/y	1Q24	Chg. % q/q
Net Operating Revenues	**728**	**609**	**19.5%**	**730**	**(0.3%)**
Average price (R$/kg)	6.91	5.24	31.9%	7.19	(3.9%)
COGS	(563)	(457)	23.2%	(556)	1.2%
COGS/kg	(5.35)	(3.93)	36.0%	(5.48)	(2.4%)
Gross Profit	**165**	**152**	**8.4%**	**174**	**(5.3%)**
Gross Margin (%)	22.6%	25.0%	(2.3) p.p.	23.8%	(1.2) p.p.
Adjusted EBITDA	**86**	**101**	**(14.5%)**	**78**	**11.0%**
Adjusted EBITDA Margin (%)	11.9%	16.6%	(4.7) p.p.	10.7%	1.2 p.p.

In Ingredients, still aiming to maximize the company's total revenue, we continue to see a reduction in the offer of products available for this business segment, in favor of the core portfolio as a reflection of the continued evolution of the BRF+ program's yield indicator.

In line with our strategy of innovation and focus on value-added products, we have launched a new product range, the palatants, for the pet food industry. In the external market, during the quarter we made our second shipment to Norway of hydrolysates for fish feed formulation, and we continued to diversify our export destinations.

In Pet Food, total sales volume increased, both year-on-year and quarter-on-quarter comparisons, driven by the Super Premium and Super Premium Natural segments, due to the evolution of commercial execution and greater promotion of our brands, especially the Guabi Natural 20th anniversary campaign and the return of GranPlus advertisements on open TV nationwide.

During the second quarter of 2024, the company carried out one-off arbitrage operations involving the sale of grains between regions as a result of its more active role in identifying market opportunities that allow for a reduction in origination costs. These operations contributed to the improvement in the absolute result of the Other business segments.

BRAND HIGHLIGHTS

Pet: In 2Q24, BRF Pet returns to investing in its main brands, highlighting the return of GranPlus to open television, with merchandising inserts on the program MasterChef, on Band. The Guabi Natural brand has launched a new campaign to celebrate 20 years as a pioneer in the super premium natural food segment. It was also present with its Super Premium Natural brands at the main veterinary fairs and congresses in Brazil and around the world: Anclivepa's Brazilian Congress (Belo Horizonte - MG), Cat Congress (São Paulo - SP) and Interzoo (Nurenberg - Germany).



Corporate

Corporate (Million R$)	2Q24	2Q23	Chg. % y/y	1Q24	Chg. % q/q
Gross Profit	(107)	(0)	n.m	(0)	n.m
Adjusted EBITDA	**(28)**	**38**	**-173.3%**	**12**	**(331.8%)**

The costs and expenses associated with the impacts of the climatic events in Rio Grande do Sul during the quarter were allocated to the Corporate segment due to their non-recurring nature and because they are not directly related to the markets. Thus, the negative gross profit of R$107 million refers to the value of the impact on COGS. For more details of these impacts, see page 21 of this Report and Explanatory Note 1.2 to the Interim Financial Statements.

The adjusted EBITDA of this segment is explained, among other effects, by the sale and write-off of fixed assets and the reversal/provision of tax contingencies. Further details on the result are available in note 24 to the financial statements.


brf

CONSOLIDATED
PERFORMANCE

1. NET OPERATING REVENUE

NOR (Million R$)	2Q24	2Q23	Chg. % y/y	1Q24	Chg. % q/q
Volume (Thousand Tons)	1,244	1,180	5.4%	1,153	7.8%
Net Operational Revenues	**14,930**	**12,205**	**22.3%**	**13,378**	**11.6%**
Average Price (NOR)	12.00	10.34	16.0%	11.60	3.5%



4.9%
2Q24
46,0%
49,1%
5.0%
2Q23
41,8%
53,2%
5.4%
1Q24
46,1%
48,5%
Brazil
International
Other Segments

This quarter, we observed an expansion in net revenue of 22.3% y/y and 11.6% q/q, mainly due to i) the 5.4% y/y and 7.8% q/q increase in volumes sold, ii) the 16.0% y/y and 3.5% q/q increase in the average price, iii) the effect of the exchange rate on revenue from international markets, (average ptax in 1Q24 of R$4.95 versus R$5.21 in 2Q24[9]), and iv) the extraordinary impacts of hyperinflation in Turkey between the periods compared and debt designated as hedge accounting in 2Q23.

In the managerial view, where we exclude the effects of Turkey's hyperinflation and debt designated as hedge accounting in the previous year, our net revenue reached R$14,672 million in 2Q24 versus R$13,161 million in 2Q23, an increase of 11.5% y/y.

Operating Income Protection Strategy - hedge accounting

The effects of financial instruments for exchange rate hedging on the result totaled - R$40.819 million in 2Q24, in accordance with Note 23.2 of the Interim Financial Information, and are due to the positions settled in the quarter, which were contracted over the 12 months prior to their settlement. In the year-to-date consolidated amount, the effects of the instruments totaled + R$6.618 million.

Build-up of Derivatives Instruments Settled in 2Q24	2Q23	3Q23	4Q23	1Q24	2Q24
Cummulative Notional Exposure (US$ Million)	5	51	106	386	556
Average Strike Price (BRL/USD)*	5.27	5.14	5.11	5.05	5.09

* Weighted average rate

Similarly, the outstanding position, according to Note 23.2.1.ii to the financial statements, is shown below.

Derivatives Instruments by Expiry Date (Million US$)	3Q24	4Q24	1Q25	2Q25
Notional to be settled in each period	553	170	85	48
Strike Price (BRL/USD)*	5.30	5.35	5.36	5.47

* Weighted average rate

The company may contract additional cash flow protection, as provided for in its Financial Risk Management Policy, always backed by future export revenues, as their probability evolves and assuming a defined time horizon of up to 12 months. For the purposes of cash flow hedging, we emphasize that its objective is to protect the operating result and reduce volatility, and under no circumstances may derivative financial instruments be contracted for speculative purposes.

9 - Source: Central Bank of Brazil - Average Ptax for the periods reported

2. COSTS, EXPENSES
E OTHER OPERATING RESULTS

Costs of Good Sold (COGS)

COGS (Million R$)	2Q24	2Q23	Chg. % y/y	1Q24	Chg. % q/q
Cost of Goods Sold	**(11,000)**	**(10,719)**	**2.6%**	**(10,153)**	**8.3%**
COGS/kg	(8.84)	(9.09)	(2.7%)	(8.80)	0.5%
Cost of Goods Sold (Managerial)	**(10,799)**	**(11,070)**	**(2.4%)**	**(10,118)**	**6.7%**
COGS/kg (Managerial)	(8.68)	(9.38)	(7.5%)	(8.77)	(1.0%)

In the year-on-year comparison, we observed a 2.7% reduction in unit costs in the corporate view, and a 7.5% reduction in the managerial view, in which we eliminated the effects of Turkey's hyperinflation.



Depreciation and amortization
6,6%
Other costs
8,3%
Labor
13,3%
2Q24
71,8%
Raw material and supplies

The climatic events that occurred in the state of Rio Grande do Sul impacted the cost of goods sold line by R$107 million in the quarter and, excluding this effect also, we can observe a reduction of 8.4% y/y in the managerial view, which is mainly justified:

i) due to the effect of the decrease in the cost of grain consumption. In 2Q24, the 6-month moving average variation in the price of corn fell by 17.4% y/y and soybeans by 17.5% y/y[10].

ii) due to the reduction in the price of oils used as raw materials in margarines, the most significant effect being soybean oil, which fell by 12.6% y/y[11].

iii) due to the effects of our efficiency program, BRF+, which improved year-on-year in several indicators, capturing R$374 million in the quarter and R$812 million in the semester.

iv) due to the effect of the mix of products sold.

v) due to the negative impact of the exchange rate variation on inventories in the international segment, which mitigated the benefits already mentioned.

In the quarterly comparison, we can see an increase of 0.5% in unit costs in the corporate view, a reduction of 1.0% in the management view and 2.0% when we also eliminate the effects of the flood in Rio Grande do Sul. This reduction in costs is predominantly due to the reduction in the cost of consuming grains and derivatives.

10 - Variation of the 6-month moving average of corn and soybean prices 1Q24 x 1Q23. Source: Bloomberg and Cepea/ESALQ.
11 - Variation in the 6-month moving average of soybean oil prices, 1Q24 vs. 1Q23. Source: Bloomberg and Cepea/ESALQ.

When analyzing the ICP Embrapa[12] theoretical cost index, we see an increase in the cost of production of chicken and swine, mainly influenced by the item "nutrition", due to the increase in the market price of grains, mainly soybeans. There was also the impact of an increase in the cost of genetics and the cost of invested capital. However, there has been an improvement in the profitability levels of chicken and pork producers[13], sustained by the recovery in protein prices.


Evolution of Embrapa Cost Index and Chicken Producers' Margin (Base 100)
100
163
96
Chicken Producers Margin
Embrapa's Chicken Cost Index


Evolution of Embrapa Cost Index and Swine Producers' Margin (Base 100)
100
151
104
Swine Producers' Margin
Embrapa's Swine Cost Index

Operational Expenses

Operating Expenses (Million R$)	2Q24	2Q23	Chg. % y/y	1Q24	Chg. % q/q
Selling Expenses	(1,959)	(1,740)	12.6%	(1,799)	8.9%
% of the NOR	(13.1%)	(14.3%)	1.1 p.p.	(13.4%)	0.3 p.p.
General and Administrative Expenses	(251)	(159)	57.6%	(201)	24.7%
% of the NOR	(1.7%)	(1.3%)	(0.4) p.p.	(1.5%)	(0.2) p.p.
Operating Expenses	(2,210)	(1,899)	16.4%	(2,001)	10.5%
% of the NOR	(14.8%)	(15.6%)	0.8 p.p.	(15.0%)	0.2 p.p.

*Includes a reduction to the recoverable value of accounts receivable of R$20.9 million in 2Q24 (R$2.0 in 2Q23).

In the corporate view, the percentage of operating expenses over net revenue in the year-on-year comparison was -0.8 p.p., due to the impacts of hyperinflation in Turkey and the debt designated as hedge accounting, which reduced net revenue in 2Q23, reflecting a higher percentage over NOR. In the managerial view, this indicator varied by +0.3 p.p. due to the concentration of spending in the period on i) marketing and trade marketing campaigns, such as Sadia's 80th anniversary promotion campaign, ii) selling commissions in Brazil due to the growth in volumes sold and iii) higher provisioning of profit-sharing expenses.


Depreciation and amortization
5,8%
Other sales expenses
9,4%
Marketing
10,0%
2Q24
40,7%
Indirect and direct logistic expenses
Administrative expenses
11,5%
22,7%
Salaries and employees benefits

In the quarterly comparison, we observed a variation of -0.2 p.p. in the corporate view and in the management view the indicator remained stable.

For further details on this item, see note 28 to the financial statements.

12 - Variation in Embrapa's cost of production index (ICP Chicken and ICP Pork), publicly available at www.embrapa.br.
13 - Source: Bloomberg, CEPEA-ESALQ, SECEX, and IBGE. Price of whole chicken and pork carcass in relation to the cost of feed adjusted for the chicken and pork cycle.

Other Operating Results

Other Operating Results (Million R$)	2Q24	2Q23	Chg. % y/y	1Q24	Chg. % q/q
Other Operating Results	**(13)**	**53**	**(124.1%)**	**31**	**(141.3%)**
% of the NOR	(0.1%)	0.4%	(0.5) p.p.	0.2%	(0.3) p.p.

This performance is mainly explained by the recovery of expenses and tax contingencies, among other net effects. For further details on this item, see note 26 to the interim financial statements.

3. NET FINANCIAL RESULT

Financial Results (Million R$)	2Q24	2Q23	Chg. % y/y	1Q24	Chg. % q/q
Financial Income	**274**	**216**	**26.8%**	**275**	**(0.3%)**
Interest on cash and cash equivalents and revenue from securities	195	128	52.5%	163	19.3%
Interest and other financial revenues	79	88	(10.4%)	111	(28.9%)
Financial Expenses	**(887)**	**(1,152)**	**(23.0%)**	**(907)**	**(2.2%)**
Interests on loans and borrowings	(479)	(599)	(20.0%)	(462)	3.7%
Interest on contingencies, leasing and actuarial liabilities	(128)	(149)	(14.6%)	(116)	9.9%
Adjustment to present value	(140)	(264)	(47.1%)	(183)	(23.5%)
Other financial expenses	(140)	(139)	0.8%	(146)	(4.2%)
Exchange variation and derivative results, net	**223**	**(164)**	**(235.9%)**	**95**	**135.0%**
Exchange rate variation on monetary assets and liabilities	127	140	(9.3%)	(79)	(260.9%)
Exchange variation on derivatives	131	(253)	(151.7%)	73	78.6%
Interest and fair value of derivatives	3	(102)	(103.0%)	(33)	(109.4%)
Net monetary gains or losses	(38)	50	(176.2%)	134	(128.7%)
Net Financial Results	**(390)**	**(1,099)**	**(64.5%)**	**(538)**	**(27.4%)**
Exchange variation on monetary assets and liabilities and derivatives	**258**	**(112)**	**(330.0%)**	**(6)**	**(4385.3%)**

The main components of the net financial result have been grouped into the following categories:

Financial Revenues

Financial revenue increased by R$58 million compared to 2Q23, mainly due to higher interest income on investments resulting from the higher cash position.

Financial Expenses

They derive from the effect of the following accounts:

Interest on loans and financing: Reduction in interest expenses in 2Q24 *versus* 2Q23 by R$120 million due to the decrease in average gross indebtedness in the comparison between the periods, coupled with the reduction in the basic interest rate (DI accum. 2.53% in 2Q24 *versus* 3.15% in 2Q23).

Adjustment to present value (AVP): Reduction in 2Q24 reflects the fall in the accumulated CDI in the quarter associated with the higher accounts receivable balance compared to the same period last year. The AVP refers to the financial charge associated with the payment terms of customer and supplier accounts, with a corresponding entry in gross profit.

Interest on contingencies and leases: Lower expenses in 2Q24 compared to 2Q23 by R$21 million, mainly due to lower interest on tax contingencies.

Other financial expenses: Includes bank fees, expenses with assignment and credit insurance, taxes on financial income, provision for discount of tax credits, among other effects.

Monetary and Exchange Variations and Results of Derivatives:

The company has financial assets and liabilities denominated in foreign currencies, whose exchange rate variations affect the financial result. The company contracts derivative financial instruments to hedge this net foreign exchange exposure, as per note 23.2.1 to the financial statements. In 2Q24, the impact of exchange rate variations on monetary assets and liabilities, including the exchange rate variation of derivatives to hedge the balance sheet's exchange rate exposure, totaled +R$258 million.

The amount of interest and fair value of derivatives totaled +R$3 million, a reduction of R$105 million compared to 2Q23 due to the hedging strategies associated with the liability management initiatives that made it possible to reduce the need for intensive use of derivatives as currency hedges, reducing hedging costs. Finally, monetary losses of -R$38 million were recognized, mainly due to the impact of hyperinflation on operations in Turkey.

4. NET INCOME (LOSS)

Net Income (Loss) (Million R$)	2Q24	2Q23	Chg. % y/y	1Q24	Chg. % q/q
Net (Loss) Income	1,094	(1,337)	181.8%	594	84.2%
Net Margin (%)	7.3%	(11.0%)	18.3 p.p.	4.4%	2.9 p.p.

The company recorded an income of R$1,094 million in 2Q24, explained mainly by i) the operating result, with emphasis on revenue growth due to higher volumes sold both in the domestic market and in the international segment, price recovery in various sales destinations, better price capture opportunities as a result of the new authorizations to export, and ii) the reduction in net financial expenses.

5. ADJUSTED EBITDA

EBITDA (Million R$)	2Q24	2Q23	Chg. % y/y	1Q24	Chg. % q/q
Consolidated Net Income	**1,094**	**(1,337)**	**(181.8%)**	**594**	**84.2%**
Income Tax and Social Contribution	219	(123)	(277.8%)	121	81.4%
Net Financial	390	1,099	(64.5%)	538	(27.4%)
Depreciation and Amortization	866	781	11.0%	848	2.2%
EBITDA	**2,569**	**419**	**512.9%**	**2,100**	**22.4%**
EBITDA Margin (%)	17.2%	3.4%	13.8 p.p.	15.7%	1.5 p.p.
Impacts of Carne Fraca/Trapaça Operations	-	1	n.m.	-	n.m
Hedge Accounting - Debts	-	549	n.m.	-	n.m
Effects of Hyperinflation	(66)	37	(277.6%)	15	(548.0%)
Income from Associates and Joint Ventures	4	1	317.6%	2	50.1%
Climatic Events - RS	113	-	n.m.	-	n.m
Adjusted EBITDA	**2,621**	**1,006**	**160.4%**	**2,117**	**23.8%**
Adjusted EBITDA Margin (%)	17.6%	8.2%	9.3 p.p.	15.8%	1.7 p.p.

As a result of the severe rainstorms that caused floods, the state of Rio Grande do Sul declared a state of public calamity throughout its territory on May 1, 2024. These climatic events have caused material, environmental and infrastructural damage, disrupting the functioning of public and private institutions, blocking roads, as well as having an impact on the lives of people and communities.

The total impact of the rains in the state of Rio Grande do Sul on BRF's operations in the quarter was R$113 million. This amount has been excluded from adjusted EBITDA to make it easier to understand the quarter's recurring results. The details of the accounting of costs and expenses can be seen in the table below:

(Million R$)	2Q24
Costs of Good Sold	(107)
Selling Expenses	(4)
General and Administrative Expenses	(3)
Total	**(113)**

The amount described above is related to the losses and additional expenses incurred in the production process of agriculture and industry, for the recovery of structures and equipment, higher logistical expenses, as well as donations. BRF has insurance policies for events of this nature and is in the process of settling this claim in Rio Grande do Sul.

6. CASH FLOW

Free Cash Flow (Million R$)	2Q24	2Q23	1Q24	LTM
Adjusted EBITDA	**2,621**	**1,006**	**2,117**	**7,845**
Working Capital	**(461)**	**31**	**73**	**(1,037)**
Δ Accounts Receivable	(1,056)	60	529	(1,950)
Δ Inventories	(124)	990	265	1,142
Δ Suppliers	718	(1,018)	(722)	(229)
Other variations	**255**	**128**	**(142)**	**284**
Cash Flow from Operating Activities	**2,414**	**1,166**	**2,048**	**7,093**
CAPEX with IFRS16	(784)	(839)	(726)	(3,003)
Cash Flow from Operations with Capex	**1,630**	**327**	**1,323**	**4,090**
M&A and Sale of Assets	29	131	30	275
Cash Flow from Investments	**(756)**	**(707)**	**(696)**	**(2,728)**
Cash - Financial Results	(193)	(504)	(295)	(839)
Interest Income	194	131	166	756
Interest Expenses	(350)	(512)	(610)	(2,107)
Cash Flow from Financing Activities - ex Currency Effects	**(350)**	**(885)**	**(740)**	**(2,190)**
Free Cash Flow ex-Currency Effects	**1,309**	**(427)**	**613**	**2,175**
Derivatives (cash)	(48)	(164)	7	(85)
FX Variation on Cash and Cash Equivalents	467	(104)	224	1,031
Cash Flow from Financing Activities	**69**	**(1,153)**	**(509)**	**(1,244)**
Free Cash Flow	**1,728**	**(694)**	**844**	**3,121**
Shares Buyback/Follow-on	(213)	-	(135)	4,980
Free Cash Flow	**1,515**	**(694)**	**709**	**8,101**
New Debt Amortizations	1,234	(346)	(430)	(3,303)
Cash Variations	**2,750**	**(1,040)**	**279**	**4,798**

* The free cash flow statement above does not follow the same methodology as the accounting cash flow statement presented in the Financial Statements, see reconciliation on page 33 of this report.

Free Cash Flow

The company continues to show solid operating results which, associated with the capture of efficiencies, maintaining the financial cycle and reducing financial charges, resulted in free cash flow of R$1,728 million in 2Q24, R$2,424 higher than in 2Q23. Below is a breakdown of the components of the free cash flow.



2,621
-206
-756
69
1.728
Adjusted EBITDA 2Q24
Working Capital
Cash Flow from Investing Activities
Cash Flow from Financing Activities
Free Cash Flow 2Q24

Operating Cash Flow and Cash Conversion Cycle

In 2Q24, operating cash flow reached R$2,414 million, R$1,248 million higher than in 2Q23, reflecting the robust performance of the operating result associated with sustaining the financial cycle at low and more efficient levels.

The company's cash conversion cycle continues to demostrate the efficiency gains observed since 2023 and ended 2Q24 at 5.2 days, down 0.4 days on the same period last year. Cash consumption due to the cycle of customer receivables linked to the recurring increase in exports was mitigated by the beginning of the recomposition of the balance of commodities payable and the maintenance of inventories at sustainable levels.

Investment Cash Flow

Cash flow from investments totaled R$756 million in 2Q24, R$49 million higher than in 2Q23 due to the lower cash flow associated with the sale of assets.

Capex amounted to R$ 206 million for growth, efficiency and support; R$345 million for biological assets and R$233 million for leasing and others, as shown in the table below:

CAPEX (Million R$)	2Q24	2Q23	Chg. % y/y	1Q24	Chg. % q/q
Growth	(14)	(36)	(61.6%)	(15)	(4.4%)
Efficieny	(53)	(78)	(32.7%)	(45)	17.4%
Support	(139)	(191)	(26.9%)	(121)	15.4%
Biological Assets	(345)	(344)	0.3%	(333)	3.7%
Commercial Lease and Others	(233)	(189)	23.1%	(212)	9.6%
Total	**(784)**	**(839)**	**(6.5%)**	**(726)**	**8.1%**
Total M&A and sales of assets	29	131	(78.3%)	30	(4.8%)
Total - CAPEX + M&A and sales of assets	**(756)**	**(707)**	**6.8%**	**(696)**	**8.6%**

Among the main projects in 2Q24 are the following:

Growth

- Investments in production units to apply for new licenses and in production capacity for the foreign market, especially the units in Uberlândia - MG, Campos Novos - SC and Mineiros - GO.

Efficiency

- Improved agricultural efficiency and reduced costs at feed mills, especially at the Nova Mutum - MT and Rio Verde - GO units;
- Projects at poultry factories to improve the yield of raw materials, especially at the production units in Carambeí - SC, Chapecó - SC and Toledo - PR;

- Projects in swine factories to improve the yield of the raw material, with emphasis on the production units in Lucas do Rio Verde - MT, Toledo - PR and Uberlândia - MG;
- Projects in processed products factories to improve the yield of finished products, especially at the production units in Ponta Grossa - PR and Capinzal - SC;
- Advancing the digital journey with tools that favor operational efficiency in logistics, sales management and planning processes;
- Process automation on the pizza production line in Ponta Grossa - PR;
- Efficiency of energy resources at the Concórdia - SC and Toledo - PR units.

Support

- Adaptation of units and offices to standards and legislation, renewal of operating licenses and replacement of assets to mitigate operational risks and improve working conditions, in particular investments in the following units: Concórdia – SC, Guatambu – SC, Lucas do Rio Verde – MT, Rio Verde – GO, Toledo – PR, Videira – SC, and İzmir – Turquia.
- Continued renewal of licenses needed to maintain the company's activities and update management and operational support resources (Information Technology);
- Maintenance of forestry operations and poultry transport.

Financial Cash Flow

Net interest expenses and financial expenses with cash effect presented a reduction of R$536 million compared to 2Q23, mainly due to the higher liquidity position between periods, the reduction in average gross indebtedness and the lower CDI between periods. By incorporating the exchange rate effects of balance sheet hedging derivatives and the Exchange Variation in Cash and Cash Equivalents, the financial cash flow had a cash generation of R$69 million in 2Q24.

7. INDEBTEDNESS

Debt (Million R$)	In 03.31.2024			In 03.31.2024	
	Current	Non-current	Total	Total	Δ %
Local Currency	(1,246)	(9,344)	(10,590)	(8,714)	21.5%
Foreign Currency	(1,153)	(10,336)	(11,490)	(10,699)	7.4%
Gross Debt	**(2,399)**	**(19,680)**	**(22,079)**	**(19,414)**	**13.7%**
Cash Investments*					
Local Currency	7,101	924	8,026	5,396	48.7%
Foreign Currency	4,850	271	5,121	5,002	2.4%
Total Cash Investments	11,951	1,195	13,147	10,397	26.4%
Net Debt	**9,552**	**(18,485)**	**(8,932)**	**(9,016)**	**(0.9%)**

* The cash considered is composed of Cash and Cash Equivalents, Financial Investments, and Restricted Cash.


-84
(-0.9%)
9,016
-2,414
756
350
1,012
213
8,932
Net Debt 1Q24
Operating Cash Flow
Investment Cash Flow
Financial Cash and Net Interest
Debt and Cash FX. Var., Debt Interest and Derivatives
Shares Buyback
Net Debt 2Q24

Fundraising in the quarter totaled R$2,068 million, mainly due to the issue of R$2.0 billion in Agribusiness Receivables Certificates (CRA) at the end of 2Q24, and settlements totaled R$833 million, mainly due to the maturity of medium and short-term bilateral debts. The average term of debt ended 2Q24 at 8.0 years, an increase of 0.2 years compared to 1Q24.

Net debt totaled R$8,932 million in 2Q24, a reduction of R$84 million when compared to 1Q24. The company's net leverage, measured by the ratio between net debt and Adjusted EBITDA over the last twelve months, reached 1.14x in 2Q24 versus 1.45x in 1Q24 (equivalent leverage in USD reached 1.39x in 2Q24 versus 1.68x in 1Q24), the lowest level in the last 9 years.

In the normal course of business, the company may consider, from time to time, the repurchase of any of its senior unsecured notes (bonds), debentures or Agribusiness Receivables Certificates (CRA), subject to market conditions, as an alternative to reduce the cost of capital and better equalize the exchange rate indexation of the debt profile. Such repurchases can also take place through open market transactions. In accordance with applicable laws, such transactions may be carried out at any time and the company has no obligation to acquire any specific amount of the aforementioned securities.

The company reiterates that it has no financial leverage covenants and reaffirms that it will continue to act in a disciplined manner in managing its capital structure, liquidity and leverage.

Rating

Agency	Domestic	Outlook	Global	Outlook
Standard & Poor´s	AAA(bra)	Stable	BB	Stable
Fitch Ratings	AAA(bra)	Stable	BB+	Stable
Moody's Investors Service	-	-	Ba3	Positive



ESG HIGHLIGHTS

We consolidated significant progress with ESG at the heart of BRF's business strategy, with the following highlights:

Climate Change and Traceability

In the quarter, we maintained 100% traceability of direct grain suppliers and reached 90% of indirect suppliers in the Amazon and Cerrado. Considering all the biomes, we reached 97% of the direct and 90% of the indirect. Promoting low-carbon, deforestation-free production is one of the priority fronts of the company's Net Zero commitment.

Clean Energy

In line with the goal of achieving 50% clean electricity (wind and solar) by 2030, we ended June with 35% of our operations using electricity from clean sources. With BRF's current clean energy portfolio, the company should achieve around 90% of its electricity coming from clean and renewable sources globally.

Packaging and Recyclability

In accordance with the company's sustainability strategy, Sadia has started to offset 100% of the packaging for its Hot Bowls and Mac'N Cheese lines in partnership with *eureciclo*, with the expectation of recycling more than 20 million packages a year. This initiative is an extension of the successful project to recycle 20kton of Qualy brand margarine packaging.

Social Responsibility in Rio Grande do Sul

BRF, BRF Institute and Marfrig have mobilized a support network for the communities affected by the rainfall in Rio Grande do Sul. In a matchfunding and fundraising campaign at the units, the companies raised more than R$6 million, more than 10,000 hygiene and cleaning items and produced and distributed more than 9,000 meals to more than 20 municipalities affected by the rains, among other actions.

Governance

In the 10th edition of the Merco ESG Ranking, we were ranked 5th in the Food category and 1st in the protein segment. In the overall ranking, we moved up four places to 45th. The indicator evaluates the best-positioned companies in the environmental, social and governance areas.

ANNEXES

Consolidated Income Statement

Statements of Income (Loss) (Million R$)	2Q24	2Q23	Chg. % y/y	1Q24	Chg. % q/q
Net Operating Revenues	**14,930**	**12,205**	**22.3%**	**13,378**	**11.6%**
Cost of Sales	(11,000)	(10,719)	2.6%	(10,153)	8.3%
% of the NOR	(73.7%)	(87.8%)	14.2 p.p.	(75.9%)	2.2 p.p.
Gross Profit	**3,930**	**1,486**	**164.5%**	**3,224**	**21.9%**
% of the NOR	26.3%	12.2%	14.2 p.p.	24.1%	2.2 p.p.
Operating Expenses	(2,210)	(1,899)	16.4%	(2,001)	10.5%
% of the NOR	(14.8%)	(15.6%)	0.8 p.p.	(15.0%)	0.1 p.p.
Operating Income	**1,720**	**(413)**	**(516.0%)**	**1,224**	**40.5%**
% of the NOR	11.5%	(3.4%)	14.9 p.p.	9.1%	2.4 p.p.
Other Operating Results	(13)	53	(124.1%)	31	(141.3%)
Income from Associates and Joint Ventures	(4)	(1)	317.6%	(2)	50.1%
EBIT	**1,703**	**(361)**	**(571.5%)**	**1,252**	**36.0%**
% of the NOR	11.4%	(3.0%)	14.4 p.p.	9.4%	2.0 p.p.
Net Financial Expenses	(390)	(1,099)	(64.5%)	(538)	(27.4%)
Income before Taxes	**1,313**	**(1,461)**	**(189.9%)**	**715**	**83.7%**
% of the NOR	8.8%	(12.0%)	20.8 p.p.	5.3%	3.5 p.p.
Income Tax and Social Contribution	(219)	123	(277.8%)	(121)	81.4%
% of Income before Taxes	(16.7%)	(8.4%)	(8.3) p.p.	(16.9%)	0.2 p.p.
Net Income (Loss) - Continued Op.	**1,094**	**(1,337)**	**(181.8%)**	**594**	**84.2%**
% of the NOR	7.3%	(11.0%)	18.3 p.p.	4.4%	2.9 p.p.
EBITDA	**2,569**	**419**	**512.9%**	**2,100**	**22.4%**
% of the NOR	17.2%	3.4%	13.8 p.p.	15.7%	1.5 p.p.
Adjusted EBITDA	**2,621**	**1,006**	**160.4%**	**2,117**	**23.8%**
% of the NOR	17.6%	8.2%	9.3 p.p.	15.8%	1.7 p.p.

Consolidated Balance Sheet

Statements of Financial Position - Assets (Million R$)	06.30.24	12.31.23
Current Assets		
Cash and cash equivalents	11,458	9,265
Marketable securities	479	448
Trade receivables	5,576	4,766
Notes receivable	13	65
Inventories	6,488	6,629
Biological assets	2,735	2,702
Recoverable taxes	1,740	1,518
Derivative financial instruments	36	109
Prepaid expenses	279	166
Advances	130	123
Restricted cash	15	14
Assets held for sale	13	7
Other current assets	134	143
Total Current Assets	**29,097**	**25,954**
Non-Current Assets		
Long-term assets	**11,253**	**10,471**
Marketable securities	1,119	320
Trade and other receivables	9	6
Notes receivable	16	2
Recoverable taxes	4,762	5,001
Deferred income taxes	2,266	2,113
Judicial deposits	416	416
Biological assets	1,864	1,858
Derivative financial instruments	513	530
Restricted cash	76	72
Other non-current assets	212	153
Investments	**92**	**98**
Property, Plant and Equipment	**14,868**	**14,609**
Intangible	**6,481**	**6,140**
Total Non-Current Assets	**32,694**	**31,318**
Total Assets	**61,790**	**57,272**

Consolidated Balance Sheet

Balance Sheet - R$ Million	06.30.24	12.31.23
Current Liabilities		
Loans and borrowings	2,159	2,452
Trade accounts payable	12,903	12,592
Lease liability	1,047	944
Payroll, related charges and employee profit sharing	1,216	984
Taxes payable	795	585
Derivative financial instruments	275	77
Provision for tax, civil and labor risks	662	720
Employee benefits	88	86
Customer advances	384	290
Other current liabilities	533	659
Total Current Liabilities	**20,061**	**19,390**
Non-Current Liabilities		
Loans and borrowings	20,158	17,644
Trade accounts payable	2	0
Lease liability	2,913	2,778
Taxes payable	85	91
Provision for tax, civil and labor risks	518	483
Deferred income taxes	76	60
Employee benefits	501	454
Derivative financial instruments	35	60
Other non-current liabilities	637	668
Other non-current liabilities	**24,924**	**22,238**
Total Liabilities	**44,985**	**41,628**
Equity		
Capital	13,349	13,349
Capital reserves	2,763	2,763
Other equity transactions	(88)	(70)
Accumulated losses	1,493	0
Treasury shares	(408)	(96)
Other comprehensive loss	(1,355)	(1,023)
Attributable to controlling shareholders	15,754	14,923
Non-controlling interests	1,051	720
Total Equity	**16,805**	**15,644**
Total Liabilities and Equity	**61,790**	**57,272**

Consolidated Statement of Cash Flows

Statements of Cash Flows (R$ Millions)	2T24	2T23
Income (loss) from continuing operations	**1,094**	**(1,337)**
Adjustments to reconcile net income to cash generated	2,695	468
Changes in balance sheet balances	**(375)**	**(314)**
Trade accounts receivable	(787)	72
Inventories	22	892
Biological assets - current	67	25
Trade accounts payable	323	(1,303)
Cash generated by operating activities	**2,320**	**154**
Interest received	137	94
Other operating assets and liabilities	(191)	495
Net cash provided by operating activities	**2,266**	**743**
Additions to property, plant and equipment	(138)	(225)
Additions to biological assets - non-current	(360)	(363)
Proceeds from disposals of property, plant, equipments and investment	29	131
Additions to intangible assets	(67)	(68)
Redemption (additions) in securities measured at FVTOCI	(831)	-
Other assets and liabilities from investing activities	(9)	(48)
Net cash used in investing activities	**(1,376)**	**(573)**
Proceeds from debt issuance	2,068	1,185
Repayment of debt	(882)	(1,532)
Payment of interest	(234)	(244)
Payment of interest derivatives - fair value hedge	(68)	(268)
Buyback Program	(213)	-
Payment of lease liabilities	(220)	(182)
Net cash provided by (used in) financing activities	**451**	**(1,041)**
Effect of exchange rate variation on cash and cash equivalents	549	(101)
Net increase (decrease) in cash and cash equivalents	**1,891**	**(972)**

The table below shows the reconciliation between the accounting cash flow view and the managerial free cash flow (page 22 of this report).

Reconciliation of Consolidated Cash Flow vs. Managerial Cash Flow	Variation of accounting cash	APV e Derivatives	Commercial leasing	Interest Income, Cash Exchange Variation and Others	(+) Funding and Amortization	Withdrawals and Applications	(-) Follow-on	Managerial cash variation[1]	(-) Funding and Amortization	(+) Follow-on	Free Cash Flow
Cash Flow from Operanting Activities	**1,436**	165	-	(8)	-	823	-	**2,414**	-	-	**2,414**
Cash Flow from Investments	**(545)**	-	(220)	-	-	9	-	**(756)**	-	-	**(756)**
Cash Flow from Financing Activities	**451**	(165)	220	449	(1,234)	-	348	**69**	1,234	(213)	**1,091**
Exchange variation on cash and cash equivalents	**549**	-	-	(549)	-	-	-	**-**	-	-	**-**
Total	**1,891**	**-**	**-**	**(108)**	**(1,234)**	**832**	**348**	**1,728**	**1,234**	**(213)**	**2,750**

[1]The variations in Cash Accounting and Managerial Cash have different methodologies for determining the group of accounts that make up cash: Cash Accounting variation considers the variation in the Cash and Cash Equivalents account, while Managerial Cash variation considers the variation in the accounts of Cash and Cash Equivalents, Financial Investments, and Restricted Cash.


brf

ABOUT
US

FULLY INTEGRATED BUSINESS MODEL
FROM FARM TO TABLE



+9 kton
of feed and Premix produced in 24 units in Brazil
2
Largest corn and soybean meal consumer in Brazil with **100% traceability** of grain direct suppliers
1
~9,000
Integrated producers responsible for the farming of the animals. Vertical integration system in line with BRF's Global Animal Welfare Program
Portfolio with POULTRY + PORK
3
FEED
GRAINS
FARM
6
Serving
+350mil
clients globally
POINT OF SALE
FACILITY
DISTRIBUTION
4
Modern industrial platform,
strategically located close to the main producing regions of grains and consumer markets of the country 44 industrial facilities around the globe, producing +5mm tons of food per year
5
+500,000
deliveries per month
~60,000 containers exported to
+120 countries







OUR GLOBAL OPERATIONS

Global cost-efficient operation, with modern and strategically located facilities

103
DISTRIBUTION CENTERS

44
INDUSTRIAL FACILITIES



Asia
Commercial Office
Austria
Commercial Office
Turkey
3 Industrial Facilities
25 Distribution Centers
Middle East
2 Industrial Facilities
21 Distribution Centers
Paraguay
1 Industrial Facility
Chile
Commercial Office
3 Distribution Centers
Uruguay
Commercial Office
1 Distribution Center
Brazil
38 Industrial Facilities
53 Distribution Centers
South Africa
Commercial Office





OUR PRODUCTS

BRF has a broad portfolio with synergies among segments



IN NATURA

Poultry and Pork

Sadia, Perdigão, Banvit, Sadia (Arabic), Perdix, Hilal/Fujool, Confidence



PROCESSED FOODS

Ready meals, sausages, franks, cold cuts and spreads

Sadia, Perdigão, Qualy, Deline, Claybom, Banvit, Sadia (Arabic), Perdix



INGREDIENTS

Viscera flour, fats and hydrolyzed

brf ingredients



PET

Dry and moist food and snacks for dogs and cats

Balance, BIOFRESH, GRAN PLUS, GUABI NATURAL

TOP OF MIND PREFERRED BRANDS IN BRAZIL

MOST VALUABLE AND PREFERRED BRAZILIAN BRAND by consumers in the food sector

Sadia and Qualy are TOP OF MIND BRANDS for 10 consecutive years

Qualy is a TOP-SELLING MARGARINE BRAND In Brazil

Perdigão is the MOST PRESENT BRAND in Brazilian homes

EVOLUTION of the brands preferred by more than half of Brazilian households

FOOD

48.2%

MARGARINES

52.0%



FOLHA TOP of MIND 2023

WINNING together in five categories: Christmas dinner, Frozen meals, Mortadella, Smoked sausage and Margarines

LEADERSHIP OVER DECADES IN THE HALAL MARKET

DISTRIBUTION CONTROL
in key markets

VAST PORTFOLIO OF BRANDS
with high share of processed food

	Sadia	Banvit
PREFERENCE	**36.5%** in the GCC #1 poultry brand for 8 consecutive years	**51.0%** in Turkey
MARKET SHARE	**38.4%** In the GCC	**22.0%** in Turkey



Banvit
ساديا
Sadia
Confidence

IR CONTACT

Investor Relations Website: https://ri.brf-global.com/

Investor Relations Phone: +55 (11) 23225377

E-mail: acoes@brf.com

Fabio Luis Mendes Mariano
Chief Financial and Investor Relations Officer

Leticia Vaccaro
E-mail: leticia.vaccaro@brf.com

Fernanda Coutinho
E-mail: fernanda.coutinho@brf.com

Leonardo Squarizi
E-mail: leonardo.squarizi@brf.com

Caio Santana
E-mail: caio.santana@brf.com

João Vale
E-mail: joao.vale@brf.com

Press

E-mail: imprensa@brf.com

